FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month June, 2008

Commission File Number 001-15118

TATA COMMUNICATIONS LIMITED

(Translation of registrant’s name into English)

VSB, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes          No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-                    .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	Press Release dated June 18, 2008, captioned “Tata Communications signs Equity Joint Venture Agreement with Shareholders of China Enterprise Communications Limited”.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future.

The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 1, 2007. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA COMMUNICATIONS LIMITED

	By:	/s/ Rajiv Dhar
	Name:	Rajiv Dhar
June 18, 2008	Title:	Chief Financial Officer

Exhibit 1

HQ/CS/CL.24B/13034

18 June 2008

Sir,

Sub:	Press Release “Tata Communications signs Equity Joint Venture Agreement with Shareholders of China Enterprise Communications Limited”.

Please find sent herewith a copy of the press release on the captioned subject issued today.

Thanking you,

Yours faithfully,

For Tata Communications Limited

Rishabh Aditya

Dy. Company Secretary

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki,Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. R. Gangadharan / Mr. Rajesh Chawathe, for SEC information requirements.

Tata Communications Limited

LVSB Kashinath Dhuru Marg Prabhadevi Mumbai 400 028

Regd. Office : VSB Mahatma Gandhi Road, Mumbai 400 001

Tel 91 22 6657 8765 Fax 91 22 6639 5162 website www.tatacommunications.com

Media Contacts:

Adalyn Khek Tata Communications +65 9765 8646 adalyn@tatacommunications.com	Janice Goveas Tata Communications +91 92233 94575 janice.goveas@tatacommunications.com	Media Agency STC Associates +1 212 725 1900 x204 kristen@stcassociates.com

Tata Communications signs Equity Joint Venture Agreement with Shareholders of

China Enterprise Communications Limited (CEC )

Singapore—(BUSINESS WIRE)—June 18, 2008 — Tata Communications International Pte Ltd., a wholly owned subsidiary of Tata Communications Limited, has signed an Equity Joint Venture Agreement (EJV) with the shareholders of China Enterprise Communications Limited (CEC, ) for the acquisition of 50% equity interest in CEC. This joint venture, which will become effective after the necessary approvals from the relevant government and regulatory bodies in China are obtained, will be the first-of-its-kind in the Chinese telecom sector post China’s entering the WTO.

“The strategic cooperation between China Enterprise Communications Ltd. and Tata Communications was carried out under the background of economic globalization, and the fact that China and India are driving the 21st century world economy. Through the cooperation with Tata Communications, we will focus on the development of the domestic market to provide high quality networking service to multinational enterprises in China as well as China’s domestic enterprises. We intend to grow the strength of the China Enterprise Communications brand,” said Zhu Jianhua, President & CEO of China Enterprise Communications Limited.

CEC is a value-added telecommunications services and integrated IT solutions provider headquartered in Beijing, China. CEC was recently awarded a nationwide IP-VPN service license by China’s Ministry of Information Industry (MII), the first telecom valued-added service license granted to a non-facilities based service provider. CEC has network reach throughout China, with no regional restrictions on its service capabilities. CEC provides VPN connectivity reach into 347 cities in China, including a dual-pop presence in tier-one cities like Beijing, Shanghai, Guangzhou and Shenzhen. This reach complements Tata Communications’ VPN presence in 120 Indian cities and 19 other major business capitals in North America, Europe and Asia.

“Tata Communications is honoured to have this unique opportunity to establish an EJV with the shareholders of CEC and to become one of the first global telecom companies to attain this type of access to the Chinese market,” said Vinod Kumar, President, Data and Mobility Services, Tata Communications. “Tata Communications understands and respects the complex, fast-changing and extremely competitive Chinese telecom environment and the needs of customers requiring seamless end-to-end connectivity. This is an innovative step in our ongoing effort to enable connectivity and managed services across strategic regions and emerging markets that are of high value to our global customers.”

www.tatacommunications.com

©2008 Tata Communications Ltd. All Rights Reserved.

“This is a historic investment,” said Camille Mendler—Vice President of Yankee Group’s Enterprise Research Group. “Not only does it allow for the delivery of unprecedented reach into China and India for global enterprises, it also confirms Tata Communications’ leading position in service delivery to emerging markets.”

CEC is majority owned by CITIC (China International Trust and Investment Corporation); other investors of CEC include SASAC and CE-SCM. Tata Communications’ investment in CEC is subject to various closing conditions as well as approvals from and the relevant Chinese governmental and regulatory bodies, including but not limited to the MII and the Ministry of Commerce.

About Tata Communications

Tata Communications Limited (NYSE: TCL) along with its global subsidiaries (Tata Communications) is a leading global provider of the new world of communications. The company leverages its Tata Global Network, vertical intelligence and leadership in emerging markets, to deliver value-driven, globally managed solutions to the Fortune 1000 and mid-sized enterprises, service providers and consumers.

The Tata Communications portfolio includes transmission, IP, converged voice, mobility, managed network connectivity, hosted data center, communications solutions and business transformation services to global and Indian enterprises & service providers as well as, broadband and content services to Indian consumers. The Tata Global Network encompasses one of the most advanced and largest submarine cable networks, a Tier-1 IP network, connectivity to more than 200 countries across 300 PoPs and more than one million square feet data center space. Tata Communications serves its customers from its offices in 80 cities in 40 countries worldwide. Tata Communications has a strategic investment in South African operator Neotel, providing the company with a strong anchor to build an African footprint.

The number one global international wholesale voice operator and number one provider of International Long Distance, Enterprise Data and Internet Services in India, the company was named “Best Wholesale Carrier” at the World Communications Awards in 2006 and was named the “Best Pan-Asian Wholesale Provider” at the 2007 Capacity Magazine Global Wholesale Telecommunications Awards for the second consecutive year.

Becoming the leading integrated provider to drive and deliver a new world of communications, Tata Communications became the unified global brand for VSNL, VSNL International, Teleglobe, Tata Indicom Enterprise Business Unit and CIPRIS on February 13, 2008.

Tata Communications Ltd. is a part of the $29 billion Tata Group; it is listed on the Bombay Stock Exchange and the National Stock Exchange of India and its ADRs are listed on the New York Stock Exchange (NYSE: TCL).

www.tatacommunications.com

www.tatacommunications.com

©2008 Tata Communications Ltd. All Rights Reserved.

About CEC

As one of the value-added communication solution providers, China Entercom has a strong financial and regulatory background due to the major shareholders being China International Trust and Investment Corporation Group (CITIC) and State-owned Assets Supervision and Administration Commission (SASAC)

Having full licenses covering IP VPN, ISP, call centre, on-line transaction and multi-communication service operations, CEC provides a wide range of telecom services and IT solutions based on our nationwide IP VPN network, “CENet”. CEC also integrates its own network with China Express One which is now held by CITIC Group, to provide value-added services and end-to-end managed services to enterprises throughout the regions

CEC’s headquarter is located in Beijing and there are Chinese regional branch offices in Shanghai, Shenzhen and Guangzhou. Due to the increase in CEC’s international partner business, a subsidiary company for both sales and operations has been established in Hong Kong. CEC has a fully functional 24x7 network operation centre in Beijing, with also customer service centers located in other major provincial cities namely Dalian, Qingdao, Ningbo and Xiamen.

Forward-looking and cautionary statements

Certain words and statements in this release concerning Tata Communications and its prospects, and other statements including those relating to Tata Communications’ expected financial position, business strategy, the future development of Tata Communications’ operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, including financial, regulatory and environmental, as well as those relating to industry growth and trend projections, which may cause actual results, performance or achievements of Tata Communications, or industry results, to differ materially from those expressed or implied by such forward-looking statements. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, failure to increase the volume of traffic on Tata Communications’ network, failure to develop new products and services that meet customer demands and generate acceptable margins, failure to successfully complete commercial testing of new technology and information systems to support new products and services, including voice transmission services, failure to stabilize or reduce the rate of price compression on certain of the company’s communications services, failure to integrate strategic acquisitions and changes in government policies or regulations of India and, in particular, changes relating to the administration of Tata Communications’ industry, and, in general, the economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in Tata Communications’ control, include, but are not limited to, those risk factors discussed in Tata Communications’ various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Tata Communications is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements.

www.tatacommunications.com

©2008 Tata Communications Ltd. All Rights Reserved.